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                          October 4, 2023

       Matt Maisak
       Chief Operating Officer
       Roivant Sciences Ltd.
       7th Floor
       50 Broadway
       London SW1H 0DB
       United Kingdom

                                                        Re: Roivant Sciences
Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed September 29,
2023
                                                            File No. 333-274804

       Dear Matt Maisak:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Stephen Byeff